August 1, 2016

CONFIDENTIAL

Tina Chalk, Esq.

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Chalk:

On behalf of our client, JX Holdings, Inc. (the “Company”), a company incorporated under the laws of Japan, we are submitting the Company’s draft Registration Statement on Form F-4 (the “Registration Statement”) relating to its statutory share exchange with TonenGeneral Sekiyu K.K. Subject to the resolution of the Staff’s comments on the Registration Statement, the Company expects the Registration Statement to go effective in November 2016.

The company is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933 and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for foreign private issuers, the enclosed Registration Statement is being submitted to the staff (the “Staff”) of the Commission in draft form and for the Staff’s review on a confidential basis.

In accordance with the more current financial information requirement in Item 8.A.5, the Registration Statement contains unaudited summary financial information of TonenGeneral for the three months ended March 31, 2016, prepared in accordance with Japanese GAAP. The Registration Statement does not contain a reconciliation of such financial information to U.S. GAAP as required by Instruction 3 to Item 8.A.5. As the Staff recently recommended in its remarks conveyed to the International Practices Task Force of the Center for Audit Quality in May 2016, the Company intends to discuss with the Division’s Office of Chief Accountant if it can rely on the reconciliation of Japanese GAAP to IFRS, which is the basis of preparation used by TonenGeneral to prepare its financial statements in this Registration Statement.

If you have any questions regarding the Registration Statement, please contact me at mikeda@shearman.com, +81 3 5251 1601, or joji.ozawa@shearman.com, +81 3 5251 0244.

Thank you for your time and attention.

Very truly yours,

Managing Partner
/s/ Masahisa Ikeda
Masahisa Ikeda

Enclosures

cc:	Mr. Yasushi Kimura, Representative Director, Chairman of the Board, JX Holdings, Inc. Mr. Yukio Uchida, Representative Director, President, JX Holdings, Inc.